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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934



                      Commission File Number:  333-18017


                           PETERSEN HOLDINGS, L.L.C.
            (Exact name of registrant as specified in its charter)


                            6420 Wilshire Boulevard
                        Los Angeles, California  90048
                                (213) 782-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


     Guarantee of 11 1/8% Senior Subordinated Notes due November 15, 2006
           (Title of each class of securities covered by this Form)

                                     None
(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     [_]   Rule 12h-3(b)(1)(ii)    [_]
          Rule 12g-4(a)(1)(ii)    [_]   Rule 12h-3(b)(2)(i)     [_]
          Rule 12g-4(a)(2)(i)     [_]   Rule 12h-3(b)(2)(ii)    [_]
          Rule 12g-4(a)(2)(ii)    [_]   Rule 15d-6              [_]
          Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date:
The above-referenced security covered by this Form 15 was terminated as a result of the merger of Petersen Holdings, L.L.C. with and into Petersen Publishing Company, L.L.C., which was effective January 28, 1998. Petersen Publishing Company, L.L.C. is the issuer of the 11 1/8% Senior Subordinated Notes due November 15, 2006. As a result of such merger, there are currently no holders of record of the security covered by this Form 15.
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Pursuant to the requirements of the Securities Exchange Act of 1934, Petersen
Publishing Company, L.L.C., as the successor by merger to Petersen Holdings, L.L.C., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                              PETERSEN PUBLISHING COMPANY, L.L.C.


DATE:  March 30, 1998         BY: /s/ Richard S Willis
                                  --------------------
                                  Richard S Willis
                                  Chief Financial Officer

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